Exhibit 99.1

Correvio to Report Third Quarter 2018 Financial Results on November 6, 2018

Conference Call Scheduled for Tuesday, November 6, 2018 at 4:30 p.m. Eastern (1:30 p.m. Pacific)

NASDAQ: CORV  TSX: CORV

VANCOUVER, Oct. 30, 2018 /CNW/ - Correvio Pharma Corp. (NASDAQ: CORV / TSX: CORV), a revenue-generating, specialty pharmaceutical company focused on commercializing hospital drugs, today announced that it will report financial results for the third quarter ended September 30, 2018 on Tuesday, November 6, 2018. Correvio will hold a conference call and webcast at 4:30 p.m. Eastern (1:30 p.m. Pacific) on that day to discuss the results.

To access the conference call, please dial 888-390-0546 or 416-764-8688 and use conference ID 75408540. The webcast can be accessed through the following link:

https://event.on24.com/wcc/r/1863446/B296C462738BADE36C24D78B5A2B2E74

Webcast and telephone replays of the conference call will be available approximately two hours after the completion of the call through November 20, 2018.  Please dial 888-390-0541 or 416-764-8677 and enter code 408540 # to access the replay.

About Correvio Pharma Corp.

Correvio Pharma Corp. is a revenue-generating, specialty pharmaceutical company focused on providing innovative, high-quality brands that meet the needs of acute care physicians and patients. With a commercial presence and distribution network covering over 60 countries worldwide, Correvio develops, acquires and commercializes brands for the in-hospital, acute care market segment. The Company's portfolio of approved and marketed brands includes: Xydalba™ (dalbavancin hydrochloride), for the treatment of acute bacterial skin and skin structure infections (ABSSSI); Zevtera®/Mabelio® (ceftobiprole medocaril sodium), a cephalosporin antibiotic for the treatment of community- and hospital-acquired pneumonia (CAP, HAP); Brinavess® (vernakalant IV) for the rapid conversion of recent onset atrial fibrillation to sinus rhythm; Aggrastat® (tirofiban hydrochloride) for the reduction of thrombotic cardiovascular events in patients with acute coronary syndrome, and Esmocard® and Esmocard Lyo® (esmolol hydrochloride), a short-acting betablocker used to control rapid heart rate in a number of cardiovascular indications. Correvio's pipeline of product candidates includes Trevyent®, a drug device combination that is designed to deliver treprostinil, the world's leading treatment for pulmonary arterial hypertension. Correvio is traded on the NASDAQ Capital Market (CORV) and the Toronto Stock Exchange (CORV). For more information, please visit our web site www.correvio.com.

Correvio® and the Correvio Logo are the proprietary trademarks of Correvio Pharma Corp.
Aggrastat® and Brinavess® are trademarks owned by Correvio and its affiliates worldwide.
Xydalba™ is a trademark of Allergan Pharmaceuticals International Limited, and used under license.
Zevtera® and Mabelio® are trademarks owned by Basilea Pharmaceutica International Ltd., and used 4 under license.
Esmocard® and Esmocard Lyo® are trademarks owned by Orpha-Devel Handels und Vertriebs GmbH, and used under license.
Trevyent® is a trademark of SteadyMed Ltd. and used under license.

All other trademarks are the property of their respective owners.

SOURCE Correvio Pharma Corp

View original content: http://www.newswire.ca/en/releases/archive/October2018/30/c1959.html

%CIK: 0001036141

For further information: Justin Renz, CFO, Correvio Pharma Corp., 604.677.6905 ext. 128, 800.330.9928, jrenz@correvio.com; Argot Partners, Michelle Carroll/Claudia Styslinger, 212.600.1902, michelle@argotpartners.com / claudia@argotpartners.com

CO: Correvio Pharma Corp

CNW 07:00e 30-OCT-18